Noah Holdings Limited

No. 1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

+86 (21) 8035-8292

August 28, 2024

VIA EDGAR

Mr. Marc Thomas

Ms. Lory Empie

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noah Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
File No. 001-34936

Dear Mr. Thomas and Ms. Empie:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 15, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 24, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F filed April 24, 2024

Item 5. Operating and Financial Review and Prospects

Components of Results of Operations

Revenues, page 112

1.	Please provide us with and revise, in future filings, to include a detailed discussion of the Company’s business of referring clients to purchase insurance products from insurance companies. You should address the following:

•	types of insurance companies in which the company has relationships,
•	the types of insurance products being purchased by the Company’s customers,
•	the range of commissions being recognized on the different types of insurance products being purchased, and
•	the nature and terms of the contractual arrangements with the insurance companies.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company intends to add disclosure in substantially the same form as follows in future filings at a place equivalent to the end of page 64 of the 2023 Form 20-F, with the added disclosure underlined for ease of reference:

Referral of Insurance Products

We distribute insurance products by referring clients to purchase insurance products and earn commissions from insurance companies. We focus on referring long-term life insurance products to our high-net-worth individual clients to fulfill their diversified investment needs.

We primarily partner with reputable international or regional insurance companies in Hong Kong, Singapore, United States, Bermuda and mainland China with the most competitive long-term life insurance products.

The insurance products we distribute for our partners are mainly life and health insurance products. Such products can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

•	Individual Whole Life and Annuity Insurance. The individual whole life insurance products we distribute provide insurance coverage for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount plus accumulated interest is paid upon the death of the insured. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump sum payment at the end of the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.

•	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

•	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits when the insured is diagnosed with specified serious illnesses, and medical insurance products, which provide conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payments of premiums over a pre-determined period.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

The commission rate that we receive from insurance companies is determined based on various factors such as the type of insurance products, the payment schedule of the insurance policy, the region in which the insurance products are sold, and the particular insurance company. In general, for the insurance policies that we distribute with a periodic payment schedule, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured during the first few years of renewal term. As such, once we distribute a life and health insurance policy with a periodic payment schedule, we expect it to bring us a steady flow of commission and fee during the renewal term as long as the insured fulfills his or her premium payment commitment and continuously renews the policy. Since our referral service is substantially completed on day one, we record revenue from commission income as one-time commissions which includes the first-year commission and a best estimate of the commissions we may be entitled to receive during the renewal periods.

We enter into framework referral service agreements with insurance companies for the insurance product that we distribute. Under these agreements, we typically undertake to refer and recommend the relevant insurance products offered by the insurance company to our clients, in return for a commission from the insurance company. We deliver the services as an independent contractor and undertake to exercise due care and skill in our services. Each party may have the right to terminate the framework agreement with advance notice or immediately in certain specified circumstances. We are typically subject to confidentiality obligations and obligations to protect the intellectual property of the insurance company under the framework agreement.

With respect to the third point (the range of commissions being recognized on the different types of insurance products being purchased), the commission rate for each insurance product with each insurance company is negotiated individually, based on various factors such as the type of insurance products, the payment schedule of the insurance policy, the region in which the insurance products are sold, as well as the Company’s bargaining power vis-à-vis the particular insurance company. As a result, the commission rates vary significantly across different products and different insurance companies. Disclosing a wide range of commission rates would not provide investors with meaningful information. The Company also considers commission rates to be competitively sensitive information and is not aware of other comparable public companies with a similar business disclosing such information. Furthermore, the Company is bound by confidentiality obligations under its agreements with insurance companies that prevent it from disclosing confidential information such as commission rates, as such information is considered competitively sensitive by insurance companies as well. Instead of disclosing the range of commissions, the Company, as proposed above and below, intends to describe qualitatively how the commission rates are generally determined and disclose the revenue generated from the distribution of insurance products during the past three years and details of the insurance products, insurance companies and other key aspects of this business. The Company believes that such disclosure contains the material information about this business and is sufficient for investors to understand this business and gauge its scale and quality as a source of revenue.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

2.	Further, please provide us with and revise your disclosures, in future filings, to include a detailed discussion as well as quantifying, each of the different types of one-time commissions and the renewal commissions recognized on each of the wealth management products offered in addition for the periods presented.

Response:

The Company acknowledges the Staff’s comments. The Company respectfully advises the Staff that other than the renewal commissions from insurance products, the Company does not earn any renewal commissions from other investment products. As explained in response to comment #1 above, for insurance products, both the first-year commission and the renewal commissions are recognized as one-time commissions for revenue presentation.

The Company intends to add a table and discussion in substantially the same form as follows in future filings at a place equivalent to below the third paragraph on page 114 of the 2023 Form 20-F, with the added disclosure underlined for ease of reference:

The table below sets out one-time commissions of the different types of investment products that we distributed during the years indicated:

	Years Ended December 31,
	2022	2023	2024
	(in thousands of RMB)
One-time Commissions
Private secondary products(1)	49,911	37,974	[*]
Private equity products(1)	88,808	26,467	[*]
Mutual fund products(1)	16,761	10,445	[*]
Insurance products(2)	525,458	1,014,267	[*]
Others(1)	509	50	[*]
Total	681,447	1,089,203	[*]

(1) One-time commissions generated on these types of products represent the one-off fees we receive for distributing such products. Clients typically make an upfront payment at the beginning for subscribing for these products, and we receive a commission based on a percentage of the subscription price from the product providers or the funds. No renewal payment needs to be made from clients.

(2) One-time commissions generated on insurance products represent the aggregation of the first-year commission and a best estimate of the commissions we may be entitled to receive during the renewal periods. In general, for the insurance policies that we distribute with a periodic payment schedule, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured during the first few years of renewal term.

In 2022, 2023 and 2024, we generated one-time commissions of RMB681.4 million, RMB1,089.2 million and RMB[*] million, respectively. All revenue generated from the distribution of insurance products was recorded as one-time commissions, contributing 77.1%, 93.1% and [*]%, respectively, of the total one-time commissions during these years. With the easing of pandemic-related travel restriction in mainland China in late December 2022, more mainland Chinese clients were able to travel to Hong Kong and Singapore to purchase insurance products, leading to a 93.0% increase of one-time commissions generated from insurance products in 2023. In line with a 70% decrease of transaction value of private equity products, the one-time commissions generated from distributing private equity products also decreased by 70.2% from 2022 to 2023. The one-time commissions from private secondary products and mutual fund products decreased by 23.9% and 37.7%, respectively, mainly due to decreases in fee rates from 2022 to 2023. [To discuss material fluctuations between 2023 and 2024]

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

3.	Please provide us with and revise, in future filings, to address the reasons for the changes in interest income recognized as a result of the changes in the interest earning assets and weighted averages interest rates earned during the periods presented.

Response:

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company intends to revise the disclosure, in future filings, in substantially the same form as the following paragraph (located on page 118 of the 2023 Form 20-F) , with the added disclosure underlined for ease of reference:

Interest Income. The interest income increased by 163.7% from RMB61.4 million in 2022 to RMB161.9 million in 2023. The interest income from cash and cash equivalents denominated in Renminbi increased by 9.0% from RMB53.3 million to RMB58.1 million, mainly due to a 5.2% increase of cash balances denominated in Renminbi and weighted average interest rate is around 2.0% in 2022, and 2.1% in 2023. The interest income from cash and cash equivalents denominated in US dollars increased significantly from RMB8.1 million to RMB103.9 million due to the fact that (i) our cash balances denominated in US dollars increased by 58.4% from 2022 to 2023; and (ii) our weighted average interest rate for US dollars also increased from 0.6% in 2022 to 4.3% in 2023 benefiting from multiple interest rate raises by the US Federal Reserve.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

Note 2. Summary of Principal Accounting Policies

(w) Loans Receivable, net, page F-25

4.	Please provide us with and revise, in future filings, to include accounting policies which includes the accounting guidance being followed, for both loan charge-offs and the acquisition of purchased credit impaired loans.

Response:

The Company acknowledges the Staff’s comments. In responses to the Staff’s comments, the Company respectfully advises the Staff that it intends to revise the disclosure in Note 2(w) and Note 2(x) to the Consolidated Financial Statements in substantially the same form as follows in future Form 20-F filings, with the added disclosure underlined for ease of reference:

“(w) Loan receivables, net

The Group also acquires loans from time to time. Acquired loans are evaluated upon acquisition and classified as either purchased credit-impaired (“PCI”) or purchased non-credit-impaired. PCI loans are loans with more than insignificant credit deterioration since origination as evidenced by past-due status, such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. Such loans are measured in accordance with ASC 326-20-30-13. PCI loans are recorded at purchase price plus an estimated allowance for credit losses at the time of acquisition, which represents the amortized cost basis of the loan. The difference between this amortized cost basis and the par value of the loan is the non-credit discount or premium, which is amortized into interest income over the life of the loan. The accretable yield for PCI loans acquired in the historical periods was immaterial. The subsequent accounting for PCI loans and the accounting for non-PCI loans remain the same as the loans originated by the Group as described above.”

“(x) Allowance for credit losses

Allowance for loan losses. In accordance with ASC 326, the Group record an allowance for credit losses on loan receivables. The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. ~~Charge-offs of principal amounts, net of recoveries are deducted from the allowance.~~ A loan is written off when it is deemed uncollectible as a reduction of the allowance for credit losses. Recovery of estimated credit losses not to exceed the initial estimation are recorded as an increase to the allowance for credit losses as "reversal". Since the PCI loans are all collateralized, a PCI loan is not written off unless the net realizable value of the underlying collateral is less than the carrying amount. The changes of allowances for loan losses are detailed in Note 11.”

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

Notes to the Consolidated Financial Statements

11. Loans Receivable, Net, page F-39

5.	Please provide us with and revise, in future filings, to include an aging analysis of your past due loans receivable for the periods presented.

Response:

The Company acknowledges the Staff’s comments. In responses to the Staff’s comments, the Company respectfully advises the Staff that the expected losses of loans are estimated using a probability of default and loss given default assumption. For purchased loans which are generally credit-impaired and past-due when acquired, the expected losses are typically determined based on the fair value of collateral. In addition, the Company intends to add a table in Note 11 to the Consolidated Financial Statements, following the table in future filings as follows:

The following table presents the aging analysis of non-purchased past due loans receivable as of the years ended December 31, 2023 and 2024:

	As of December (Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Past due within 1 year	115,281	[*]	[*]
Past due more than 1 year	17,258	[*]	[*]
Total non-purchased past due loans	132,539	[*]	[*]

6.	Please revise, in future filings, to include the amount of interest income and servicing income recognized on the company's lending activities for each of the periods presented.

Response:

The Company acknowledges the Staff’s comments. In responses to the Staff’s comments, the Company respectfully submits that only interest income is generated from the Company’s lending activities which is presented as part of other service fees under revenue. The interest income was RMB40.2 million, RMB35.9 million and RMB19.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. The related accounting policy has been disclosed in Note 2(m) – Other service fees, “Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations.”, and the amount of these interest income has been disclosed in Note 9.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 28, 2024

7.	Please provide us with and revise, in future filings, to explain the activity within the allowance for loan losses for the periods presented.

Response:

The Company respectfully advises the Staff that it maintains the allowance for credit losses at a level believed to be sufficient to provide for estimated credit losses based on the risk in the loans. A loan is written off when it is deemed uncollectible as a reduction of the allowance for credit losses. Recovery of estimated credit losses not to exceed the initial estimation are recorded as an increase to the allowance for credit losses as "reversal". In response to the Staff's comment, the Company will revise in future filings on Form 20-F the accounting policy for the allowance for loan losses in Note 2(w) to include the policies on write-off and recovery.

*     *     *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at grant.pan@noahgroup.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4835 or haiping.li@skadden.com.

Very truly yours,

By:	/s/ Qing Pan
Name:	Qing Pan
Title:	Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP